UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: September 12, 2012

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☑

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated September 12, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: September 12, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, September 12, 2012 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its follow-on public offering of 7,400,000 common units, representing limited partner interests, at $27.65 per unit. Teekay Offshore has granted the underwriters a 30-day option to purchase up to 1,110,000 additional common units.

The Partnership expects to use the net proceeds from the public offering to partially finance the purchase price of the Voyageur Spirit FPSO unit that the Partnership has agreed to acquire from Teekay Corporation (the Voyageur Acquisition). Until the closing of the Voyageur Acquisition, which is expected to occur in November 2012, the Partnership expects to use the net proceeds from the offering and the related capital contribution by its general partner to repay a portion of the Partnership’s outstanding debt under its revolving credit facilities. The Partnership intends to reborrow under its revolving credit facilities to partially finance the Voyageur Acquisition upon the closing. The Partnership intends to finance the remaining purchase price of the Voyageur Acquisition through (a) the issuance by the Partnership to Teekay Corporation of $40 million of the Partnership’s common units upon the closing of the Voyageur Acquisition (valued at the same price per unit to the public in the offering) and (b) borrowings under a new bank facility.

Teekay Offshore is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation, production and storage services to the offshore oil industry. Teekay Offshore currently owns a fleet of 39 shuttle tankers (four of which are chartered-in), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional crude oil Aframax tankers.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”

The joint book-running managers for this offering are Citigroup, BofA Merrill Lynch and RBC Capital Markets. The senior co-managers for the offering are Barclays, Credit Suisse, Deutsche Bank Securities and Raymond James. The co-managers for the offering are ABN AMRO, ING and Natixis.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146, e-mail: batprospectusdept@citi.com; BofA Merrill Lynch, 222 Broadway, 7th Floor, New York, NY 10038, Attn: Prospectus Department or by emailing BofA Merrill Lynch at dg.prospectus_requests@baml.com; or RBC Capital Markets, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098. By email at CM-USA-Prospectus@rbc.com, or Toll-Free: 877-280-1299.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which have been filed with the Securities and Exchange Commission (the SEC).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

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For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

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